Exhibit 99.1
Financial Statements
Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
For the Three and Six Months ended April 30, 2011
Unaudited
NOTICE TO READER
Management has compiled the unaudited interim financial statements of Quest Rare Minerals Ltd. as at April 30, 2011 and for the three and six-month periods then ended. These interim financial statements have not been audited or reviewed by the Corporation’s independent auditors.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
BALANCE SHEETS

	April 30	October 31
	2011	2010
	$	$

ASSETS
Current
Cash (note 3)	25,818,694	50,449,202
Investments (note 4)	16,360,439	31,600
Commodity taxes receivable	556,436	885,997
Prepaid expenses and deposits	948,069	362,682
Tax credits receivable	3,332,884	3,352,712

Total current assets	47,016,522	55,082,193
Investments — long-term (note 4)	8,775,302	—
Tax credits receivable — long-term	522,279	522,279
Mining properties and deferred costs (note 6)	14,474,434	9,980,304

	70,788,537	65,584,776

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (note 5)	1,481,323	2,332,957

Shareholders’ equity
Share capital (note 7(a))	63,534,110	55,110,324
Warrants (note 7(c))	9,393,437	11,234,987
Contributed surplus	11,732,206	3,640,448
Deficit	(15,352,539)	(6,733,940)

Total shareholders’ equity	69,307,214	63,251,819

	70,788,537	65,584,776

Nature of operations, contingencies and commitments (notes 1, 11 and 12)
See accompanying notes
On behalf of the Board:

(Signed) Peter J. Cashin	(Signed) Ronald Kay
Director	Director

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
STATEMENTS OF OPERATIONS,
COMPREHENSIVE LOSS AND DEFICIT

	Three month period		Six month period
	ended April 30		ended April 30
	2011	2010	2011	2010
	$	$	$	$

INCOME
Interest (note 4)	167,812	1,137	321,116	6,163

EXPENSES
Professional fees	333,346	69,744	552,865	113,044
Investor relations	456,746	189,862	747,766	334,842
Administration expenses (note 7(b))	412,870	1,264,736	7,309,051	1,518,676
Interest expense	—	6,029	—	6,029
Write-down of mining properties and deferred costs (note 6)	31,633	162,993	327,833	162,993
Unrealized loss on investments held for trading (note 4)	1,100	27,000	2,200	17,000

	1,235,695	1,720,364	8,939,715	2,152,584

Net loss and comprehensive loss for the period	(1,067,883)	(1,719,227)	(8,618,599)	(2,146,421)

Deficit, beginning of period	(14,284,656)	(3,465,149)	(6,733,940)	(3,037,955)

Deficit, end of period	(15,352,539)	(5,184,376)	(15,352,539)	(5,184,376)

Net loss per share
Basic and fully diluted	(0.02)	(0.04)	(0.15)	(0.05)

Weighted average number of outstanding shares
Basic and fully diluted	58,567,942	40,816,839	58,251,414	40,454,212

See accompanying notes

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
STATEMENT OF SHAREHOLDERS’ EQUITY

					Contributed
	Share capital		Warrants		Surplus	Deficit	Total
	#	$	#	$	$	$	$

Balance — October 31, 2009	39,938,319	11,539,429	5,065,251	1,055,690	725,518	(2,061,497)	11,259,140
Issuance of shares for warrants (note 7(a)(iii))	788,635	372,024	(788,635)	(56,571)	—	—	315,453
Issuance of shares for stock options (note 7(a)(iv))	8,000	1,033	—	—	(233)	—	800
Stock based compensation (note 7(b))	—	—	—	—	183,029	—	183,029
Net loss for the period	—	—	—	—	—	(427,194)	(427,194)

Balance — January 31, 2010	40,734,954	11,912,486	4,276,616	999,119	908,314	(2,488,691)	11,331,228
Issuance of shares for warrants (note 7(a)(iii))	1,616,765	1,013,479	(1,616,765)	(192,418)	—	—	821,061
Issuance of shares for stock options (note 7(a)(iv))	110,188	56,327		—	(29,032)	—	27,295
Stock based compensation (note 7(b))	—	—	—	—	1,448,966	—	1,448,966
Net loss for the period	—	—	—	—	—	(1,719,227)	(1,719,227)

Balance — April 30, 2010	42,461,907	12,982,292	2,659,851	806,701	2,328,248	(4,207,918)	11,909,323

Balance — October 31, 2010	57,568,506	55,110,324	6,814,995	11,234,987	3,640,448	(6,733,940)	63,251,819
Issuance of shares for warrants (note 7(a)(i))	319,094	1,934,105	(319,094)	(495,774)	—	—	1,438,331
Issuance of shares for stock options (note 7(a)(ii))	316,666	245,752	—	—	(115,420)	—	130,332
Stock based compensation (note 7(b))	—	—	—	—	7,374,216	—	7,374,216
Net loss for the period	—	—	—	—	—	(7,550,716)	(7,550,716)

Balance — January 31, 2011	58,204,266	57,290,181	6,495,901	10,739,213	10,899,244	(14,284,656)	64,643,982
Issuance of shares for warrants (note 7(a)(i))	1,309,434	6,141,943	(1,309,434)	(1,345,776)	—	—	4,796,167
Issuance of shares for stock options (note 7(a)(ii))	43,333	101,986	—	—	(47,519)	—	54,467
Stock based compensation (note 7(b))	—	—	—	—	880,481	—	880,481
Net loss for the period	—	—	—	—	—	(1,067,883)	(1,067,883)

Balance — April 30, 2011	59,557,033	63,534,110	5,186,467	9,393,437	11,732,206	(15,352,539)	69,307,214

Quest Rare Minerals Ltd.
[An Exploration Stage Corporation)
Unaudited
STATEMENTS OF CASH FLOWS

	Three month period		Six month period
	ended April 30		ended April 30
	2011	2010	2011	2010
	$	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(1,067,883)	(1,719,227)	(8,618,599)	(2,146,421)
Items not affecting cash
Interest income	(94,371)	—	(104,837)	—
Write-down of mining properties and deferred costs (note 6)	31,633	162,993	327,833	162,993
Stock-based compensation (note 7(b))	307,001	1,226,610	7,120,933	1,404,175
Unrealized loss on investments held for trading for trading (note 4)	1,100	27,000	2,200	17,000

	(822,520)	(302,624)	(1,272,470)	(562,253)
Changes in non-cash working capital items related to operating activities (note 9)	932,116	(170,214)	(1,087,632)	(249,322)

Cash flows related to operating activities	109,596	(472,838)	(2,360,102)	(811,575)

INVESTING ACTIVITIES
Acquisition of investments	(1,505)	—	(25,001,505)	—
Mining properties and deferred costs (note 9)	(2,450,105)	(643,446)	(3,688,198)	(1,104,014)

Cash flows related to investing activities	(2,451,610)	(643,446)	(28,689,703)	(1,104,014)

FINANCING ACTIVITIES
Exercise of stock options	54,467	27,295	184,799	28,095
Exercise of warrants	4,796,167	821,060	6,234,498	1,136,514

Cash flows related to financing activities	4,850,634	848,355	6,419,297	1,164,609

Net decrease in cash during the period	2,508,620	(267,929)	(24,630,508)	(750,980)
Cash, beginning of period	23,310,074	4,739,397	50,449,202	5,222,448

Cash, end of period	25,818,694	4,471,468	25,818,694	4,471,468

See accompanying notes

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
April 30, 2011
1. NATURE OF OPERATIONS
Quest Rare Minerals Ltd. (formerly Quest Uranium Corporation) (the “Corporation”) was incorporated under the Canada Business Corporations Act on June 6, 2007.
The Corporation is a Canadian-based exploration company focused on the identification and discovery of new rare earth deposit opportunities. The Corporation is currently advancing several projects in certain of Canada’s premier exploration areas as described in note 6. The Corporation’s exploration program to date has led to the discovery of a new rare earth element deposit on the Corporation’s Strange Lake property in northeastern Quebec.
2. ACCOUNTING POLICIES
These unaudited interim financial statements have been prepared following the accounting policies as set out in the 2010 annual audited financial statements and using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited financial statements should be read in conjunction with the Corporation’s 2010 audited financial statements and accompanying notes.
3. CASH
Cash includes internally restricted cash in the amount of $8,394,254 as at April 30, 2011 ($11,500,000 — October 31, 2010) for exploration expenditures pursuant to flow-through share arrangements.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
April 30, 2011
4. INVESTMENTS
Investments consist of the following:

			April 30, 2011		October 31, 2010
		Fair
		value	Carrying		Carrying
	Classification	level	value	Fair value	value	Fair value
			$	$	$	$

Canadian stocks	Held-for-trading	I	29,400	29,400	31,600	31,600
Corporate bonds	Held-to-maturity	II	3,963,824	3,965,832	—	—
Provincial bonds	Held-to-maturity	II	21,142,517	21,159,149	—	—

			25,135,741	25,154,381	31,600	31,600
Less: current portion			(16,360,439)		(31,600)

Investments — long-term			8,775,302		—

Effective interest earned on investments held-to-maturity ranges from 1.21% to 1.94% per annum and these investments mature between July 2011 and December 2012.
For the three-month period ended April 30, 2011, $94,371 ($Nil — 2010) was recognized as interest income on the held-to-maturity investments and $1,100 ($27,000 — 2010) was recognized as an unrealized loss on the held-for-trading investments. For the six-month period ended April 30, 2011, $104,837 ($Nil — 2010) was recognized as interest income on the held-to-maturity investments and $2,200 ($17,000) was recognized as an unrealized loss on the held-for trading investments.
5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	April 30,	October 31,
	2011	2010
	$	$

Trade	1,426,697	2,025,552
Due to related parties (note 8)	54,626	307,405

	1,481,323	2,332,957

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
April 30, 2011
6. MINING PROPERTIES AND DEFERRED COSTS
During the six-month period ended April 30, 2011, the Corporation maintained the following properties:

	October 31,				April 30,
	2010	Expenditures	Tax credits	Write-down	2011
	$	$	$	$	$

Quebec
Strange Lake
Acquisition	94,516	30,031	—	(262)	124,285
Exploration	5,436,412	3,397,613	—	(26,624)	8,807,401
Misery Lake
Acquisition	1,779,363	16,692	—	—	1,796,055
Exploration	1,457,208	113,977	—	—	1,571,185
Stewart Lake
Acquisition	42,113	—	—	(42,113)	—
Exploration	33,285	—	—	(33,285)	—
Nanuk
Acquisition	50,594	214	—	(22,525)	28,283
Exploration	262,224	135	—	(117,556)	144,803
Other
Acquisition	3,031	—	—	—	3,031
Exploration	—	5,568	—	(5,568)	—

	9,158,746	3,564,230	—	(247,933)	12,475,043

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
April 30, 2011
6. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)

	October 31,				April 30,
	2010	Expenditures	Tax credits	Write-down	2011
	$	$	$	$	$
Newfoundland and Labrador
Strange Lake
Acquisition	155,889	(2,700)	—	—	153,189
Exploration	189,276	5	—	—	189,281
Misery Lake
Acquisition	—	—	—	—	—
Exploration	479	—	—	(320)	159
Alterra — Strange Lake
Acquisition	13,870	—	—	—	13,870
Exploration	11,695	124,773	—	—	136,468
Other
Acquisition	3,480	1,080	—	(2,460)	2,100
Exploration	—	—	—	—	—

	374,689	123,158	—	(2,780)	495,067

New Brunswick
Plaster Rock
Acquisition	90,450	810	—	(53,737)	37,523
Exploration	41,411	—	—	(23,383)	18,028

	131,861	810	—	(77,120)	55,551

Properties	9,665,296	3,688,198	—	(327,833)	13,025,661
Stock-based compensation (note 7(b))	315,008	1,133,765	—	—	1,448,773

	9,980,304	4,821,963	—	(327,833)	14,474,434

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
April 30, 2011
6. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)
During the six-month period ended April 30, 2010, the Corporation maintained the following properties:

	October 31,				April 30,
	2009	Expenditures	Tax credits	Write-down	2010
	$	$	$	$	$
Quebec
Strange Lake
Acquisition	24,580	53,114	—	—	77,694
Exploration	1,377,172	702,056	(304,255)	—	1,774,973
Misery Lake
Acquisition	1,738,661	44,182	—	—	1,782,843
Exploration	657,805	212,166	(91,948)	—	778,023
Stewart Lake
Acquisition	42,113	—	—	—	42,113
Exploration	27,953	9,408	(4,078)	—	33,283
Nanuk
Acquisition	19,300	19,524	—	—	38,824
Exploration	258,025	7,411	(3,212)		262,224
Other
Acquisition	3,600	—	—	—	3,600
Exploration	115,687	5,381	(2,332)	(80,563)	38,173

	4,264,896	1,053,242	(405,825)	(80,563)	4,831,750

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
April 30, 2011
6. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)

	October 31,				April 30,
	2009	Expenditures	Tax credits	Write-down	2010
	$	$	$	$	$
Newfoundland and Labrador
Strange Lake
Acquisition	155,889	—	—	—	155,889
Exploration	186,368	2,894	—	—	189,262
Misery Lake
Acquisition	—	—	—	—	—
Exploration	—	478	—	—	478
Other
Acquisition	—	—	—	—	—
Exploration	41	8,704	—	(8,745)	—

	342,298	12,076	—	(8,745)	345,629

Ontario
Kenora North
Acquisition	62,644	—	—	—	62,644
Exploration	106,889	4,545	—	—	111,434
Snook Lake
Acquisition	16,284	—	—	—	16,284
Exploration	19,618	497	—	—	20,115
Other
Acquisition	—	—	—	—	—
Exploration	71,380	940	—	(72,320)	—

	276,815	5,982	—	(72,320)	210,477

New Brunswick
Plaster Rock
Acquisition	89,662	788	—	—	90,450
Exploration	14,515	26,706	—	3,855	45,076
Other
Acquisition	—	—	—	—	—
Exploration	—	1,365	—	(1,365)	—

	104,177	28,859	—	2,490	135,526

Properties	4,988,186	1,100,159	(405,825)	(159,138)	5,523,382

Stock-based compensation (note 7(b))	78,033	227,820	—	—	305,853

	5,066,219	1,327,979	(405,825)	(159,138)	5,829,235

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
April 30, 2011
6. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)
The cumulative expenditures, net of proceeds from tax credits, are as follows:

	Three-month period		Six-month period
	ended April 30,		ended April 30
	2011	2010	2011	2010
	$	$	$	$
Balance, beginning of period	11,482.480	5,366,308	9,980,304	5,066,219

Expenditures incurred during the period
Geochemical	3,267	21,478	3,267	42,890
Geophysical	—	4,500	—	4,500
Geological	543,062	293,135	915,695	472,768
Drilling	1,468,518	55,517	2,055,665	203,082
Prospecting	—	2,418	7,209	13,430
Excavation and Trenching	5,886	15,150	11,770	17,238
Mining and Metallurgical	61,679	107,605	168,477	110,128
Prefeasibility Studies	239,183	—	273,710	—
Mining properties — administration	98,710	63,084	206,279	118,515
Mining properties — acquisitions	29,801	76,704	46,127	117,608
Stock-based compensation (note 7(b))	573,481	222,356	1,133,764	227,820

	3,023,587	861,947	4,821,963	1,327,979
Tax credits	—	(239,882)	—	(405,825)
Write-down of mining properties and deferred costs	(31,633)	(159,138)	(327,833)	(159,138)

	2,991,954	462,927	4,494,130	763,016

Balance — end of period	14,474,434	5,829,235	14,474,434	5,829,235

During the six-month period ended April 30, 2011, the Corporation performed impairment reviews of its properties and identified certain properties where there was a reasonable probability that the carrying value of the project exceeded its fair value and those properties were written-down to their estimated fair value as follows:
Strange Lake Project, Quebec
During the six-month period ended April 30, 2011, the Corporation decided not to renew 2 claims located in Quebec. A write-down of $262 in acquisition costs and $26,624 in exploration costs was recorded relating to these claims.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
April 30, 2011
6. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)
Stewart Lake Project, Quebec
The Corporation decided to drop all of its 294 claims during the six-month period ended April 30, 2011. A write-down of $42,113 in acquisition costs and $33,285 in exploration costs was recorded related to these claims.
Nanuk Uranium Project, Quebec
A total of 266 of the 600 claims were dropped during the six-month period ended April 30, 2011 in the southern and northern parts of the property, where previous work did not return any significant results. A write-down of $22,525 in acquisition costs and $117,556 in exploration costs was recorded relating to these claims.
Misery Lake Rare Earth Project, Quebec and Newfoundland and Labrador
During the six-month period ended April 30, 2011, the Corporation dropped 1 license consisting of 91 of the 136 claims in Newfoundland and Labrador. A write-down of $320 in exploration costs was recorded related to these claims.
Ramusio Lake Project, Newfoundland and Labrador
During the six-month period ended April 30, 2011, the Corporation dropped 41 out of 58 claims on 1 license in Newfoundland and Labrador. A write-down of $2,460 in acquisition costs was recorded relating to these claims.
Plaster Rock Uranium and Copper Project, New Brunswick
A total of 116 of the 197 claims were allowed to lapse during the six-month period ended April 30, 2011, in the northern and western parts of the property where previous work did not return any significant results. A write-down of $53,737 in acquisition costs and $23,383 in exploration costs was recorded relating to these claims.
7. SHARE CAPITAL
(a) Share capital
Authorized
Common
An unlimited number of no par value shares.
Preferred
An unlimited number of shares issuable in series, non-voting, conditions to be determined by the Board of Directors.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
April 30, 2011
7. CAPITAL STOCK (Cont’d)
Issuances during the three and six-month periods ended April 30, 2011
(i)	During the three-month period ended April 30, 2011, the Corporation issued 1,309,434 common shares at an average price of $3.66 per share for a total cash amount of $4,796,167 for warrants exercised resulting in $1,345,776 being transferred from warrants to share capital. During the six-month period ended April 30, 2011, the Corporation issued 1,628,528 common shares at an average price of $3.83 per share for a total cash amount of $6,234,498 for warrants exercised resulting in $1,841,550 being transferred from warrants to share capital.

(ii)	During the three-month period ended April 30, 2011, the Corporation issued 43,333 common shares at an average price of $1.26 per share for a total cash amount of $54,467 for stock options exercised and an amount of $47,519 related to exercised stock options was transferred from contributed surplus to share capital. During the six-month period ended April 30, 2011, the Corporation issued 359,999 common shares at an average price of $0.51 per share for a total cash amount of $184,799 for stock options exercised and an amount of $162,939 related to exercised stock options was transferred from contributed surplus to share capital.
Issuances during the three and six-month periods ended April 30, 2010
(iii)	During the three-month period ended April 30, 2010, the Corporation issued 1,161,765 common shares at an average price of $0.51 per share for a total cash amount of $821,061 for warrants exercised resulting in $192,418 being transferred from warrants to share capital. During the six-month period ended April 30, 2010, the Corporation issued 2,405,400 common shares at an average price of $0.47 per share for a total cash amount of $1,136,514 for warrants exercised resulting in $248,989 being transferred from warrants to share capital.

(iv)	During the three-month period ended April 30, 2010, the Corporation issued 110,188 common shares at an average price of $0.25 per share for a total cash amount of $27,295 for stock options exercised and an amount of $47,519 related to exercised stock options was transferred from contributed surplus to share capital. During the six-month period ended April 30, 2011, the Corporation issued 118,188 common shares at an average price of $0.24 per share for a total cash amount of $28,095 for stock options exercised and an amount of $29,265 related to exercised stock options was transferred from contributed surplus to share capital.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
April 30, 2011
7. CAPITAL STOCK (Cont’d)
(b) Stock option plan
The outstanding options as at April 30, 2011 and 2010 and changes during the six-month periods then ended are summarized as follows:

	April 30, 2011		April 30, 2010
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	#	$	#	$
Outstanding, beginning of period	3,260,002	1.50	3,466,668	0.36
Granted	2,275,000	4.72	590,000	2.57
Exercised	(359,999)	0.51	(118,188)	0.24

Outstanding, end of period	5,175,003	2.98	3,938,480	0.70

The following options are outstanding and exercisable as at April 30, 2011.

Options outstanding
		Weighted average
		remaining	Weighted		Weighted
Range of	Number	contractual	average	Number	average
exercise price	outstanding	life	exercise price	exercisable	exercise price
$	#	(in years)	$	#	$
0.10 to 0.15	821,667	2.32	0.12	821,667	0.12
0.305	140,002	3.17	0.31	140,002	0.31
0.75	750,000	3.24	0.75	750,000	0.75
1.79 to 2.60	698,334	7.93	2.44	698,334	2.44
4.43 to 4.69	2,390,000	9.52	4.50	1,689,999	4.49
5.53 to 5.72	275,000	9.24	5.70	250,000	5.72
7.00	100,000	1.84	7.00	—	0.00

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
April 30, 2011
7. CAPITAL STOCK (Cont’d)
(b) Stock option plan
The fair value of stock options granted during the six-month periods ended April 30, 2011 and 2010 was estimated at their respective grant dates using the Black-Scholes option pricing model, using the following weighted average assumptions:

	Three-month period		Six-month period
	ended April 30		ended April 30
	2011	2010	2011	2010
Risk-free interest rate	1.64%	2.26%	1.88%	2.26%
Expected volatility	150%	150%	150%	150%
Dividend yield	Nil	Nil	Nil	Nil
Expected life (in years)	2.00	5.00	4.87	5.00
Fair value at grant date	$3.83	$2.35	$4.19	$2.35
For the three and six-month periods ended April 30, 2011, included in administration expenses in the statements of operations, comprehensive loss and deficit is stock-based compensation expense of $306,999 and $7,120,932 respectively ($1,226,610 and $1,404,175 respectively — 2010). Included in the mining properties and deferred costs is a stock-based compensation expense of $573,482 and $1,133,765 respectively ($222,356 and $227,820 respectively — 2010).
(c) Warrants
The outstanding warrants as at April 30, 2011 and 2010 and changes during the six-month periods then ended are summarized as follows:

	April 30, 2011		April 30, 2010
		Weighted		Weighted
	Number of	average	Number of	average exercise
	warrants	exercise price	warrants	price
	#	$	#	$
Outstanding, beginning of period	6,814,995	4.56	5,065,251	1.30
Exercised	(1,628,528)	3.83	(2,405,400)	0.47

Outstanding, end of period	5,186,467	4.79	2,659,851	2.47

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
April 30, 2011
7. CAPITAL STOCK (Cont’d)
The following warrants are outstanding and exercisable as at April 30, 2011.

		Weighted average
Range of	Number	remaining contractual	Weighted average
exercise price	outstanding	life	exercise price
$	#	(in years)	$
2.30 to 3.25	500,000	0.84	3.25
4.25 to 5.00	4,686,467	0.98	4.95
No warrants were granted during the six-month periods ended April 30, 2011 and 2010.
8. RELATED PARTY TRANSACTIONS
All of the following related party transactions occurred in the normal course of operations and were measured at the exchange amounts.
(a)	During the three and six-month periods ended April 30, 2011 and 2010, the Corporation retained the services of a company owned by an officer and director of the Corporation to carry out exploration work on its projects and for administrative services. For the three-month period ended April 30, 2011, the total amount for such services provided was $Nil ($38,525- 2010) of which $Nil ($25,875 — 2010) was recorded in mining properties and deferred costs and $Nil ($12,650 — 2010) in administration expenses. For the six-month period ended April 30, 2011, the total amount for such services provided was $52,800 ($75,550 — 2010) of which $30,400 ($48,525 — 2010) was recorded in mining properties and deferred costs and $22,400 ($27,025 — 2010) in administration expenses.

(b)	During the three and six-month periods ended April 30, 2011, the Corporation incurred fees to a law firm of which an officer and director of the Corporation is a partner. For the three-month period ended April 30, 2011, the total for such services was $152,151 ($61,018 — 2010) and was recorded in professional services. For the six-month period ended April 30, 2011, the total for such services was $200,773 ($74,192 — 2010) and was recorded in professional services. As at April 30, 2011, an amount of $54,626 ($307,405 — October 31, 2010) owing to this law firm was included in accounts payable and accrued liabilities.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
April 30, 2011
9. STATEMENTS OF CASH FLOWS
Non-cash working capital items related to operating activities

	Three-month period
	ended April 30
	2011	2010
	$	$
Non-cash working capital items are as follows:
Commodity taxes receivable	231,011	(53,659)
Prepaid expenses and deposits	(370,722)	(365,277)
Tax credits receivable	19,828	—
Accounts payable and accrued liabilities	1,051,999	248,722

Changes in non-cash working capital items related to operating activities	932,116	(170,214)

	Six-month period
	ended April 30
	2011	2010
	$	$
Non-cash working capital items are as follows:
Commodity taxes receivable	329,561	(13,953)
Prepaid expenses and deposits	(585,387)	(356,318)
Tax credits receivable	19,828	—
Accounts payable and accrued liabilities	(851,634)	120,949

Changes in non-cash working capital items related to operating activities	(1,087,632)	(249,322)

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
April 30, 2011
9. STATEMENTS OF CASH FLOWS (Cont’d)
Mining properties and deferred costs

	Three-month period
	ended April 30
	2011	2010
	$	$
Total additions to mining properties and deferred costs (note 6)	3,023,587	865,802
Stock-based compensation (note 7(b))	(573,482)	(222,356)

Cash flows related to mining properties and deferred costs	2,450,105	643,446

	Six-month period
	ended April 30
	2011	2010
	$	$
Total additions to mining properties and deferred costs (note 6)	4,821,963	1,331,834
Stock-based compensation (note 7(b))	(1,133,765)	(227,820)

Cash flows related to mining properties and deferred costs	3,688,198	1,104,014

10. INCOME TAXES
At April 30, 2011, the Corporation had $11.5 million (note 3) available to be renounced pursuant to its flow-through share arrangements, the tax impact of which will be recorded upon renunciation.
11. CONTINGENCIES
The Corporation’s mining and exploration activities are subject to various federal, provincial and local laws and regulations governing the protection of the environment as well as to obtaining permits necessary for the Corporation’s operations. These laws and regulations are continually changing and generally becoming more restrictive. The Corporation believes it conducts its operations so as to protect public health and the environment, and its operations are materially in compliance with all applicable laws and regulations and therefore it will be granted the required permits. The Corporation has made, and expects to make in the future, expenditures to comply with such laws and regulations.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
Unaudited
NOTES TO FINANCIAL STATEMENTS
April 30, 2011
12. COMMITMENTS
The Corporation has a lease for its premises and other operating leases.
The following are the Corporation’s minimum annual rental payments for the next five years:

$
2011	261,627
2012	404,358
2013	180,503
2014	41,944
2015	13,560

901,992

13. COMPARATIVE INTERIM FINANCIAL STATEMENTS
The comparative interim financial statements have been reclassified from statements previously presented to conform to the presentation of the April 30, 2011 interim financial statements.